UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-38208

Metalpha Technology Holding Limited

Suite 1508, Central Plaza

18 Harbour Road, Wan Chai, Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Material Definitive Agreements

On November 28, 2022, Metalpha Technology Holding Limited, an exempted company incorporated and existing under the laws of the Cayman Islands (formerly known as Dragon Victory International Limited, the “Company”), entered into a Sale and Purchase Agreement, attached hereto as Exhibit 10.1 (the “SPA”), with Antalpha Technologies Limited (“Antalpha”), Antalpha Technologies Holdings Limited and Meta Rich Limited, a wholly-owned subsidiary of the Company, to purchase 49 shares held by Antalpha in the share capital of Metalpha Limited in consideration of US$2,500,000, which consideration shall be satisfied by the allotment and issuance of 2,500,000 shares of par value of US$0.0001 in the capital of the Company to Antalpha. Upon closing of the SPA, Metalpha Limited will be a wholly-owned subsidiary of the Company.

On November 28, 2022, Antalpha entered into a Securities Subscription and Warrant Purchase Agreement with the Company, attached hereto as Exhibit 10.2 (the “SSA”), to subscribe for 4,500,000 shares of par value US$0.0001, each in the share capital of the Company, a type A warrant to purchase up to 4,500,000 shares (the “Type A Warrant”) and type B warrant to purchase 3,000,000 shares (the “Type B Warrant”), upon the exercise of which the Antalpha is entitled to purchase the corresponding number of shares of par value US$0.0001 each in the share capital of the Company, subject to the terms and conditions in the SSA, Type A Warrant and the Type B Warrant to purchase ordinary shares of the Company.

Capitalized terms used but not defined herein have the meanings ascribed to them in the SPA and SSA. The SPA and SSA, attached hereto as Exhibit 10.1 and Exhibit 10.2, are incorporated herein by reference. The foregoing summary of the terms of the SPA and SSA are subject to, and qualified in entirety by each such documents.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Sale and Purchase dated November 28, 2022 by and among the Company, Meta Rich Limited and Antalpha
10.2	Securities Subscription and Warrant Purchase Agreement dated November 28, 2022 by and between the Company and Antalpha

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metalpha Technology Holding Limited

By:	/s/ Limin Liu
Limin Liu
Chief Executive Officer

Date: November 29, 2022

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